SilverCrest Reminds Securityholders of Voting Deadline for
Upcoming Special Meeting

TSX: SIL | NYSE American: SILV                               For Immediate Release
VANCOUVER, BC – January 31, 2025 – SilverCrest Metals Inc. (“SilverCrest” or the “Company”) reminds Securityholders of the upcoming deadline to vote at the Company’s special meeting of securityholders (the “Meeting”) to be held on Thursday, February 6, 2025 at 10:00 a.m. (Vancouver Time) to approve the plan of arrangement (the “Arrangement”) with Coeur Mining, Inc. (“Coeur”).

YOUR VOTE IS IMPORTANT – PLEASE VOTE TODAY
The proxy voting deadline is 10:00 am (Vancouver Time) on Tuesday, February 4, 2025

SilverCrest Board Recommendation
The Board of Directors of SilverCrest unanimously recommends that SilverCrest shareholders and optionholders (the “Securityholders”) vote “FOR” the Arrangement.
Please visit the Transaction Information page on SilverCrest’s website for complete details and links to all relevant documents ahead of the Meeting at www.silvercrestmetals.com/transaction/.
Special Meeting Details
The Meeting is to be held on February 6, 2025 at 10:00 a.m. (Vancouver time) at the offices of Cassels Brock & Blackwell LLP at Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia. The Meeting can also be accessed via live webcast at meetnow.global/MHZWLAD. Securityholders accessing the Meeting virtually will not be able to participate or vote.
Questions & Voting Assistance
Securityholders who have questions about the Meeting or require assistance in voting may contact the Company’s proxy solicitation agent:
Laurel Hill Advisory Group
North American Toll Free | 1-877-452-7184
Outside North America | 1-416-304-0211
By Email | assistance@laurelhill.com

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC.  The Company’s principal focus is its Las Chispas Operation in Sonora, Mexico.  SilverCrest has an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering, and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas.  The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

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Forward-Looking Statements
This news release contains “forward-looking statements” and “forward-looking information” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. The words “potential”, “expected” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements.
These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that Securityholders of SilverCrest may not approve the Arrangement or stockholders of Coeur may not approve the stock issuance or the charter amendment; the risk that any other condition to closing of the Arrangement may not be satisfied; the risk that the closing of the Arrangement might be delayed or not occur at all; the risk that the either Coeur or SilverCrest may terminate the Arrangement Agreement and either Coeur or SilverCrest is required to pay a termination fee to the other party; potential adverse reactions or changes to business or employee relationships of Coeur or SilverCrest, including those resulting from the announcement or completion of the Arrangement; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Coeur and SilverCrest; the effects of the business combination of Coeur and SilverCrest, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; the risk that Coeur or SilverCrest may not receive the required stock exchange and regulatory approvals of the Arrangement; the expected listing of consideration shares on the NYSE; the risk of any litigation relating to the proposed Arrangement; the risk of changes in governmental regulations or enforcement practices; the effects of commodity prices, life of mine estimates; the timing and amount of estimated future production; the risks of mining activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Arrangement. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for the combined company’s operations, gold and silver market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.
Additional factors that could cause results to differ materially from those described above can be found in SilverCrest’s management information circular in connection with the Meeting and SilverCrest’s annual information form for the year ended December 31, 2023, which are filed with the SEC and on SEDAR+ and available from SilverCrest’s website at www.silvercrestmetals.com under the “Investors” tab, and in other documents SilverCrest files with the SEC or on SEDAR+. All forward-looking statements speak only as of the date they are made and are based on information available at that time. SilverCrest does not assume any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by applicable securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

For Further Information: SilverCrest Metals Inc.
Contact: Telephone: Fax: Toll Free: Email: Website:	Lindsay Bahadir, Senior Manager, Investor Relations and Organizational Effectiveness +1 (604) 694-1730 +1 (604) 357-1313 1-866-691-1730 (Canada & USA) info@silvercrestmetals.com www.silvercrestmetals.com
570 Granville Street, Suite 501 Vancouver, British Columbia V6C 3P1

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